UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

In compliance with the Companies Law, 5759-1999 of the State of Israel and the regulations promulgated thereunder (the “Companies Law”), Formula Systems (1985) Ltd. (“Formula”) hereby notifies the holders of Formula’s ordinary shares, nominal value NIS 1.00 per share (“Ordinary Shares”)  (including Ordinary Shares represented by American Depositary Shares) that it will hold its 2018 annual general meeting of shareholders (the “Meeting”) at Formula’s offices, located at 5 HaPlada Street, Or-Yehuda, Israel, at 2:00 p.m. (Israel time) on Monday, May 21, 2018. The record date for the determination of the holders of Ordinary Shares entitled to vote at the Meeting is Monday, April 16, 2018.

The formal notice of the Meeting, along with additional documents related to the Meeting, are furnished as exhibits to this Report of Foreign Private Issuer on Form 6-K, as listed below:

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2018 Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. 2018 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: April 11, 2018	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice and Proxy Statement with respect to Formula Systems (1985) Ltd. 2018 Annual General Meeting of Shareholders.
99.2	Proxy Card with respect to Formula Systems (1985) Ltd. 2018 Annual General Meeting of Shareholders.

Exhibit 99.1

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

April 11, 2018

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 21, 2018

________________________

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders, or the Meeting, of Formula Systems (1985) Ltd., or the Company, to be held at 2:00 p.m. (Israel time) on Monday, May 21, 2018 at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel, for the following purposes:

1.

To re-elect Mr. Marek Panek to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until his successor is duly elected;

2.

To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until his successor is duly elected;

3.

To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until her successor is duly elected;

4.

To approve the renewal of our directors’ and officers’ insurance policy;

5.

To ratify the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ended December 31, 2017, and to ratify such accounting firm’s annual compensation for the year ended December 31, 2017; and

6.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

In addition, at the Meeting, members of our management will be available to review and discuss our auditor’s report and consolidated financial statements for the year ended December 31, 2017.

Our Board of Directors recommends that you vote in favor of the above proposals, which are described in the proxy statement attached to this notice.  The proxy statement and a related proxy card are being furnished to the Securities and Exchange Commission, or SEC, in a report of foreign private issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.formulasystems.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on Sunday, April 15, 2018, at the registered office of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, from Sunday to Thursday, 10:00 a.m. to 3:00 p.m. (Israel time).  Our telephone number at our registered office is +972-3-538-9487.  Holders of record of our ordinary shares (including ordinary shares represented by American Depositary Shares, or ADSs) at the close of business on Monday, April 16, 2018 are entitled to vote at the Meeting.  All shareholders are cordially invited to attend the Meeting in person.

If voting by mail, the proxy must be received at our registered office at least six (6) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. If you attend the Meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may vote their shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or they may send such certificate, along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer.  Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote, through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law.  Voting through the electronic voting system will be allowed until 8:00 a.m., Israel time, on Monday, May 21, 2018 (that is six (6) hours before the Meeting).  You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If your shares are represented by American Depositary Shares, or ADSs, you should complete the voting instruction form to direct the depositary for the ADSs, BNY Mellon, to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the instructions in the proxy statement as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer, email: ir@formula.co.il no later than May 11, 2018.  Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

Sincerely,

Guy Bernstein

Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

+972-3-538-9487

__________________________

PROXY STATEMENT

______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at the Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.  The Meeting will be held at 2:00 p.m. (Israel time) on Monday, May 21, 2018, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the related proxy card or voting instruction form are being made available or distributed (as appropriate) to holders of Formula ordinary shares, par value NIS 1 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about April 17, 2018.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on April 16, 2018, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.

To re-elect Mr. Marek Panek to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until his successor is dully elected;

2.

To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, hold office until our next annual general meeting of shareholders and until his successor is dully elected;

3.

To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, hold office until our next annual general meeting of shareholders and until her successor is dully elected;

4.

To approve the renewal of our directors’ and officers’ insurance policy;

5.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ended December 31, 2017, and to ratify and approve such accounting firm’s annual compensation for the year ended December 31, 2017; and

6.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

At the Meeting, we will also discuss our consolidated financial statements for the year ended December 31, 2017.  We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Our Annual Report on Form 20-F for the year ended December 31, 2016, including our 2016 audited consolidated financial statements, as well as our unaudited consolidated financial statements for the six months ended June 30, 2017, are available at the “Investor Relations” portion of our website, at www.formulasystems.com. We furthermore expect to file our Annual Report on Form 20-F for the year ended December 31, 2017, including our 2017 audited consolidated financial statements, prior to the date of the Meeting, at which point it will also be available at the “Investor Relations” portion of our website. To have a printed copy of either such document mailed to you at no charge, please contact us at 5 HaPlada Street, Or Yehuda 6021805, Israel, tel: +972-3-538-9487, e-mail: ir@formula.co.il.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 through 6.

Quorum

On March 31, 2018, we had 14,738,782 ordinary shares issued and outstanding, of which 176,181 were represented by ADSs.  The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, April 16, 2018, is entitled to one vote upon each of the matters to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one half-hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, April 16, 2018.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on Monday, April 16, 2018, or which appear in the participant listing of a securities depository on that date.  If you hold ADSs (whether the ADSs are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the depositary for the ADSs, The Bank of New York Mellon, as to how to vote the ordinary shares represented by your ADSs at the Meeting.

How You Can Vote

You can vote your ordinary shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will need to complete and execute proxy cards (accessible at the Company’s website) and submit them to the Company. Holders of shares in “street name” through a TASE member will vote via a proxy card, but through a different procedure (as described below) or by electronic voting via the electronic voting system of the Israel Securities Authority.  Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms in order to instruct the Depositary how to vote (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form), you can submit your vote by completing, signing and submitting a proxy card, which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope by 11:59 p.m., Eastern time, on Sunday, May 20, 2018, or we receive it at our principal executive offices at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer, e-mail: ir@formula.co.il, at least six hours prior to the time fixed for the Meeting (that is, by 8:00 a.m., Israel time, on Monday, May 21).

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, if you attend the Meeting in person, or vote electronically via the electronic voting system of the Israel Securities Authority.

If you hold ordinary shares in “street name” you may vote your shares in person at the Meeting, by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or you may send such certificate, along with a duly executed proxy card (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Chief Financial Officer.  Alternatively, shares held through a member of the TASE may be voted by means of an electronic vote through the electronic voting system of the Israel Securities Authority (votes.isa.gov.il), subject to proof of ownership of the shares on the record date, as required by law.  Voting through the electronic voting system will be allowed until six (6) hours before the Meeting, that is, until 8:00 a.m., Israel time, on Monday, May 21, 2018.

If you hold your shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the Israel Securities Authority, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system.  Alternatively, you may contact your broker to change or revoke your voting instructions.

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose, the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple voting instruction forms. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name should complete, sign, date and return one proxy card for each name in which shares are held.

Vote Required for Approval of Each Proposal

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each proposal.

If you provide specific instructions (mark boxes) with regard to any of the proposals, your shares will be voted as you. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, “FOR” each of the Proposals. The proxy holders will vote in their discretion on any other matters that properly come before the Meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your proxy card or voting instruction form to instruct your broker or the Depositary how to vote.  This will be true even for a routine matter, such as Proposals 5 and 6 (the ratification and approval of the appointment of our independent registered public accounting firm and payment of its annual compensation for 2017, and the approval of the re-appointment of our independent registered public accounting firm and the authorization of the Board of Directors and/or its Audit Committee to fix their annual compensation for 2018, respectively), as your broker and the Depositary will not be permitted to vote your shares in their discretion on any proposal at the Meeting. For all proposals, a broker (and the Depositary) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Where a beneficial owner has not provided voting instructions with respect to particular proposal(s) only, and a broker may not, therefore, instruct the Depositary to cast a vote with respect to those proposal(s) (commonly referred to as “broker non-votes”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purposes of voting on the proposals for which instructions were not provided. Such shares have no impact on the outcome of the voting on any proposal for which instructions were not provided.

Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction form for directing the Depositary, has been filed publicly or mailed to you (as appropriate).  If your shares are held via our Israeli registrar for trading on the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least six hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy six hours before the Meeting. If you vote using the electronic voting system of the Israel Securities Authority, you may also vote up to six hours prior to the Meeting.

Proxies are being made available to shareholders on or about Tuesday, April 17, 2018.  Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

OFFICE HOLDER COMPENSATION IN 2016 AND 2017

For information concerning the compensation paid to our five most highly compensated senior office holders (as defined in the Israeli Companies Law, 5759-1999, or the Companies Law) during or with respect to the year ended December 31, 2016, in the disclosure format of Regulation 21 of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970, including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation—Summary Compensation Table” in our annual report on Form 20-F for the year ended December 31, 2016, which we filed with the Securities and Exchange Commission, or SEC, on May 16, 2017 (as amended on February 1, 2018), which is available through the EDGAR website of the SEC at www.sec.gov.  We also expect to file our annual report on Form 20-F for the year ended December 31, 2017 with the SEC before the Meeting. That annual report will become available through the EDGAR website of the SEC at www.sec.gov. In “Item 6.B. Compensation—Summary Compensation Table” of that annual report,  information will be provided concerning the compensation paid to our five most highly compensated senior office holders during or with respect to the year ended December 31, 2017.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of March 31, 2018.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	5,849,819	39.7%
Guy Bernstein (4)	1,971,973	13.4%
Menora Mivtachim Holdings Ltd.(5)	1,020,122	6.9%
Psagot Investment House Ltd. (6)	773,543	5.3%
Clal Insurance Enterprises Holdings Ltd. (7)	834,919	5.7%
Meitav Dash Investments Ltd. (8)	765,065	5.2%
Yelin Lapidot Holdings Management Ltd. (9)	764,443	5.2%
Phoenix Holdings Ltd. (10)	778,139	5.3%

All directors and executive officers as a group (8 persons) (11)	1,984,473	13.5%

________________

* Less than 1%

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 14,738,782 ordinary shares (including shares represented by ADSs) issued and outstanding as of March 31, 2018.

(3)

Based on Amendment No. 3 to Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on October 19, 2017.  Includes 1,971,973 ordinary shares owned by Mr. Guy Bernstein, with respect to which Asseco currently possesses the voting rights pursuant to a voting agreement between Asseco and Mr. Bernstein.  Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders.

(4)

Based on Amendment No. 2 to Schedule 13D filed by Mr. Bernstein with the SEC on October 19, 2017.  Consists of (a) (i) 260,040 ordinary shares, and (ii) an additional 1,122,782 ordinary shares, all of which are held in trust for Mr. Bernstein, and (b) an additional 589,151 ordinary shares, of which (iii) 297,451 are held by Mr. Bernstein and (iv) 291,700 are held in trust for Mr. Bernstein.  Asseco currently possesses the voting rights to all such shares pursuant to a voting agreement between Asseco and Mr. Bernstein.

(5)

Based on written notification received from Menora Mivtachim Holdings Ltd., or Menora Holdings, subsequent to the filing by such shareholder of Amendment No. 4 to Schedule 13G on February 14, 2018.  Such ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(6)

Based on Amendment No. 1 to Schedule 13G filed by Psagot Investment House Ltd., or Psagot, on February 12, 2018.  The ordinary shares beneficially owned by Psagot are held by portfolio accounts managed by Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., mutual funds managed by Psagot Mutual Funds Ltd., provident funds and pension funds managed by Psagot Provident Funds and Pension Ltd.  Each of Psagot Securities Ltd., Psagot Exchange Traded Notes Ltd., Psagot Mutual Funds Ltd., Psagot Provident Funds and Pension Ltd. is a wholly-owned subsidiary of Psagot Investment House Ltd.  The Psagot subsidiaries operate under independent management and make their own independent voting and investment decisions.  Any economic interest or beneficial ownership in any such ordinary shares is held for the benefit of the owners of portfolio accounts, the holders of the exchange-traded notes, or for the benefit of the members of the mutual funds, provident funds, or pension funds, as the case may be. Each of Psagot and Psagot subsidiaries disclaims beneficial ownership of any such ordinary shares.

(7)

Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G on February 14, 2018. Clal is a publicly-held Israeli corporation.  The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB Development Corporation Ltd., or IDB, pending IDB’s sale of its controlling interest in Clal.  The ordinary shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

(8)

Based on written notification received from Meitav Dash Investments Ltd., or Meitav Dash, subsequent to the filing by such shareholder of Schedule 13G on January 8, 2018. The ordinary shares beneficially owned by Meitav Dash are held by (i) provident funds of Meitav Dash (541,260 ordinary shares), (ii) mutual funds of Meitav Dash (67,449 ordinary shares) and (iii) ETFs of Meitav Dash (156,366 ordinary shares).

(9)

Based on written notification received from Yelin Lapidot Holdings Management Ltd., or Yelin, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G filed on January 31, 2018.  The ordinary shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs.  Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings.  The ordinary shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject ordinary shares.

(10)

Based on written notification received from Phoenix Holdings Ltd., or Phoenix Holdings, subsequent to the filing by such shareholder of Amendment No. 1 to Schedule 13G filed on February 20, 2018.  The ordinary shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries.  The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Phoenix Holdings is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public.

(11)

Includes the shares described in note (4) above and 12,500 vested restricted shares granted to Asaf Berenstin, the Company’s Chief Financial Officer, on November 13, 2014 and on August 17, 2017 under the Company’s 2011 Plan.  An additional 7,500 restricted shares remain subject to restriction. Besides Mr. Bernstein and Mr. Berenstin, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

PROPOSALS 1, 2 AND 3:

REELECTION OF DIRECTORS

Background

Under the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors.  The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Our Articles of Association provide that we may have no fewer than three and no more than 11 directors, as may be determined from time to time at a general meeting of shareholders.  Our Board of Directors currently consists of five directors, including two external directors appointed in accordance with the Companies Law whose terms will expire in December 2018.  Our directors, other than the external directors, are elected at each annual general meeting of shareholders.  All of the members of our Board of Directors, other than external directors, may be re-elected for an unlimited number of terms upon completion of their then-current term of office.  Our Board of Directors may temporarily fill vacancies in the Board until the next annual general meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our Articles of Association.

Of our current three directors (which excludes external directors), all three— Messrs. Marek Panek and Rafal Kozlowski, and Ms. Dafna Cohen —have been nominated for re-election at the Meeting.

Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to reelect as directors the nominees named above.

Each of the nominees, whose professional background is provided below, has advised the Company that he or she is willing, able and ready to serve as a director if re-elected. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

It is intended that proxies (other than those directing the proxy holders not to vote for the listed nominees or for certain of them) will be voted for the election of the three (3) nominees named below as directors.

Marek Panek has served as one of our directors since November 2010. Since January 2007 he has been the Vice President of the Board of Directors of Asseco Poland S.A. and he is responsible for supervising the Strategy and Development Division and the EU Projects Office.  Mr. Panek also holds several other positions at Asseco and its affiliates, including Chairman of the Board of Directors of Asseco Denmark (since March 2011), Chairman of the Board of Asseco Resovia S.A. (since August 2010), Supervisory Board Member of Asseco Central Europe, a.s .(since September 2011), Supervisory Board Member of Sintagma UAB (since April 2011), Supervisory Board Member of Asseco Lietuva UAB (since June 2011), Supervisory Board Member of Asseco Kazahstan LLP (since June 2014), Member of the Board of Directors of ZAO R-Style Softlab (since May 2014), Member of the Board of Directors of Peak Consulting Group ApS (since January 2016), Supervisory Board Member of Insseco Sp. Z o.o (from February 2015 to July 2015), Supervisory Board Member of Asseco Bel LLC (from June 2015 to April 2016), Supervisory Board Member of Asseco Northern Europe S.A. (2010-2013), Chairman of the Board of Asseco DACH (2008-2011). During 2007-2008, Mr. Panek served as the Chairman of the Management Board of Asseco SEE and President of the Board of Asseco Romania.  Mr. Panek first joined Asseco in 1995, having served in the following positions for the following periods of time: Marketing Specialist (from September 1995 to September 1996); Marketing Director (from October 1996 to March 2003); Sales and Marketing Director (from April 2003 to March 2004); and Member of the Board, Sales and Marketing Director (from March 2004 to January 2007).  Prior to joining Asseco, Mr. Panek was employed at the ZE Gantel Sp. z o.o. from 1993 to 1995. Mr. Panek graduated from the Faculty of Mechanical Engineering and Aeronautics of the Rzeszów University of Technology in 1994, having been awarded a master’s degree in engineering.

Rafał Kozlowski has served as one of our directors since August 2012.  Since June 2012, Mr. Kozlowski has served as Vice President of the Management Board and Chief Financial Officer of Asseco.  Mr. Kozlowski is also a member of the Asseco Group Board of Directors.  From May 2008 to May 2012, Mr. Kozlowski served as Vice President of Asseco South Eastern Europe S.A. responsible for the company's financial management.  Mr. Kozlowski was directly involved in the acquisitions of companies incorporated within the holding of Asseco South Eastern Europe, as well as in the holding's IPO process at the Warsaw Stock Exchange From 1996 to 1998, he served as Financial Director at Delta Software, and subsequently, from 1998 to 2003 as Senior Manager at Veraudyt.  In the years 2004-2006, he was Head of Treasury Department at Softbank S.A. where he was delegated to act as Vice President of Finance at the company’s subsidiary Sawan S.A.  From 2007 through June 2009, he served as Director of Controlling and Investment Division at Asseco Poland S.A.  Mr. Kozlowski graduated of the University of Warsaw, obtaining Master’s degree at the Faculty of Organization and Management in 1998.  He completed the Project Management Program organized by PMI in 2004, and the International Accounting Standards Program organized by Ernst & Young Academy of Business in the years 2005-2006.

Dafna Cohen has served as one of our directors since October 2009, as a member of our audit committee since January 2011 and as a member of our compensation committee since July 2013.  Ms. Cohen is the Head of Business Control and Investor Relations of EL-AL Israel Airlines Ltd (TASE). Ms. Cohen has served as a member of board of directors of Gilat Satellite Networks Ltd since 2014 (NASDAQ and TASE). Ms. Cohen served as Director of Global Treasury of MediaMind Technologies Inc. (previously NASDAQ) and as a member of Investment Committee of the Board from 2010 to 2011. Prior to that, Ms. Cohen served as a Director of Investments and Treasurer of Emblaze Ltd. and as a member of Investment Committee of the Board from 2005 to 2009 (LSE). Prior to that, Ms. Cohen served as an Investment Manager for Leumi Partners and as a manager at the derivatives sector of Bank Leumi.  Ms. Cohen previously served as a member of boards of directors of XTL Biopharmaceuticals Ltd. (NASDAQ and TASE) from 2009 to 2015, Europort Ltd. from 2012 to 2014 (TASE) and of Inventech Central Ltd from 2011 to 2012 (TASE). Ms. Cohen holds an M.B.A. in finance and accounting and a B.A. degree in economics and political science, both from The Hebrew University of Jerusalem.

Proposed Resolutions

It is proposed that at the Meeting, the following resolutions be adopted pursuant to Proposals 1, 2 and 3, respectively:

“RESOLVED, that the reelection of Mr. Marek Panek, as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Mr. Rafal Kozlowski as a director of the Company, to serve until our next annual general meeting of shareholders and until his successor is duly elected, be, and hereby is, approved in all respects.”

“RESOLVED, that the reelection of Ms. Dafna Cohen as a director of the Company, to serve until our next annual general meeting of shareholders and until her successor is duly elected, be, and hereby is, approved in all respects.”

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter (excluding abstentions and broker non-votes), is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote FOR the reelection of all of the foregoing director nominees.

PROPOSAL 4:

APPROVAL OF RENEWAL OF DIRECTORS’ AND OFFICERS’ INSURANCE

Background

Under the Companies Law, the procurement of directors and officers, or D&O, insurance coverage for each of our directors and officers and each of our subsidiaries’ (excluding Matrix IT Ltd.) directors and officers requires approval of our Compensation Committee, our Board of Directors and our shareholders.  For additional information regarding our current subsidiaries, please see our annual report on Form 20-F for the year ended December 31, 2017, which we expect to file with the SEC before the Meeting, which will then be available through the EDGAR website of the SEC at www.sec.gov.

Our current D&O insurance policy provides coverage for directors and officers of the Company and its subsidiaries against liabilities up to a maximum amount of $40,000,000, both per claim and in the aggregate, plus $10,000,000 of Side A DIC coverage, for a total annual premium of $190,000.

Our Compensation Committee and Board of Directors have determined that it is in the best interest of the Company and our shareholders to enable the Company’s and its subsidiaries’ officers (those constituting office holders under the Companies Law) and directors to make and implement decisions that are in the best interest of the Company and our shareholders, without fear of undue liability for doing so. Consequently, the Compensation Committee and Board of Directors have approved, subject to shareholder approval, that we should obtain one or more renewals of our D&O insurance policy, which will reflect certain increases in the insurance coverage, for a period of up to three years.

The renewed insurance coverage will be subject to the following terms: (i) the coverage will be no less than $10,000,000, both per claim and in the aggregate; (ii) the annual premium to be paid by the Company and its subsidiaries will not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000 per year; and (iii) any renewal, extension or substitution will be for the benefit of the Company’s and its subsidiaries’ officers and directors and will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

The approval by the shareholders of the below proposed resolution pursuant to this Proposal 4 at the Meeting will extend to any renewal or substitution of the D&O insurance policy then in effect, from time to time, within the foregoing limitations.

Proposed Resolution

It is therefore proposed that at the Meeting, the following resolution be adopted pursuant to this Proposal 4:

“RESOLVED, that one or more renewals, extensions and/or replacements of the current D&O insurance policy during a period of up to three years be, and hereby are, approved, subject to the following terms: (i) the coverage will be no less than $10,000,000, both per claim and in the aggregate; (ii) the total annual premium amount to be paid by the Company and its affiliates shall not exceed an amount representing an increase of 20% or more in any year, as compared to the previous year, and in any event no more than $400,000 per year; and (iii) any renewal, extension and/or replacement thereof or other similar arrangement will be for the benefit of the directors and officers of the Company and its subsidiaries and  will otherwise be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

Required Vote

Under the Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter (excluding abstentions and broker non-votes) is required to approve the renewal of the D&O insurance policy as described above.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the renewal of our D&O insurance policy.

PROPOSAL 5:

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND THEIR REMUNIRATION FOR THE YEAR ENDED DECEMBER 31, 2017

Background

Upon recommendation of the audit committee, our Board of Directors appointed Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, which we refer to as Kost Forer, as our independent auditors for the year ended December 31, 2017.

In accordance with applicable law and our articles of association, our Board of Directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer according to the volume and nature of its services.  For the year ended December 31, 2017, the fees for professional services rendered by Kost Forer to the Company (on a stand-alone basis, excluding services provided to the subsidiaries and affiliates of the Company) amounted to a total of $226,500.  The table below provides the breakdown of such fees for the year ended December 31, 20017, as well as comparative figures for the year ended December 31, 2016.

	For the year ended December 31,
	2016	2017
	(U.S. dollars in thousands)
Audit Fees(1)	115.0	85.5
Tax Fees(2)	31.5	141.0
Total	146.5	226.5

(1)

The audit fees for the years ended December 31, 2016 and 2017 were for professional services rendered for the audits of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Formula and its subsidiaries and affiliated companies; issuance of comfort letters and consents; and assistance with review of documents filed with the SEC.

(2)

Tax fees for the years ended December 31, 2016 and 2017 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax advice.

At the Meeting, the shareholders will be asked, as a matter of good practice and for the avoidance of doubt, to ratify the appointment of Kost Forer as our independent auditors for the year ended December 31, 2017 and to ratify the auditor’s fees for professional services rendered by Kost Forer to our Company in the year ended December 31, 2017 in a total amount of $226,500, as set forth above.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of EY Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ended December 31, 2017 and the payment to them of auditor’s fees for professional services rendered in the year ended December 31, 2017 in a total amount of $226,500, be, and hereby are, ratified in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to ratify the appointment of our independent auditors and the payment of their remuneration for the year ended December 31, 2017.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution ratifying the appointment of our independent auditors and the payment of their remuneration for the year ended December 31, 2017.

PROPOSAL 6:

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS AND AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE TO FIX THEIR REMUNERATION

Background

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer as our independent auditors for the year ended December 31, 2018 and the additional period until our next annual general meeting of shareholders.

Our audit committee and Board of Directors have recommended, subject to our shareholders’ approval, that Kost Forer be appointed as our independent auditors for the year ended December 31, 2018 and the additional period until our next annual general meeting of shareholders.

In accordance with applicable law and our articles of association, our Board of Directors has delegated to our audit committee the authority to determine the remuneration of Kost Forer according to the volume and nature of its services.  At the Meeting, our shareholders will be asked to authorize the Board, and due to such delegation, the audit committee, to determine that remuneration in accordance with the volume and nature of Kost Forer’s services.

Proposed Resolution

We are proposing adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of EY Global, as the independent auditors of Formula Systems (1985) Ltd. for the year ended December 31, 2018 and until the next annual general meeting of shareholders of Formula Systems (1985) Ltd. be, and hereby is, approved, and the Board of Directors (upon recommendation of the audit committee) and/or the audit committee (subject to ratification of the Board of Directors) be, and hereby is, authorized to fix the remuneration of such independent auditors.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy (excluding abstentions and broker non-votes) is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or audit committee to fix the independent auditors’ remuneration, for the year ending December 31, 2018.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the appointment of our independent auditors and authorization of our Board of Directors and/or audit committee to fix the independent auditors’ remuneration, for the year ending December 31, 2018.

REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, in accordance with the requirements of the Companies Law, our auditor’s report and consolidated financial statements for the year ended December 31, 2017 will be presented.  We will furthermore hold a discussion with respect to such financial statements at the Meeting.

Our annual report on Form 20-F for the year ended December 31, 2016, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2016, which we filed with the SEC on May 16, 2017, is available through the EDGAR website of the SEC at www.sec.gov.  We furthermore expect to file our annual report on Form 20-F for the year ended December 31, 2017 with the SEC before the Meeting.  Upon filing of that additional annual report with the SEC, it will also be made available through the EDGAR website of the SEC at www.sec.gov.  Shareholders will be able to receive a hard copy of either such report containing our consolidated financial statements free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il.  None of the auditor’s reports, consolidated financial statements, either Form 20-F or the contents of our website form or will form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein

Chief Executive Officer

Dated: April 11, 2018

Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 21, 2018

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Guy Bernstein and Asaf Berenstin and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Formula Systems (1985) Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on April 16, 2018, at the 2018 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, on Monday, May 21, 2018 at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof on the matters listed on the reverse side, which are more fully described in the Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED WITH RESPECT TO ANY OR ALL OF THE PROPOSALS, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

MAY 21, 2018

Please date, sign and mail

your proxy card in the
envelope provided as soon
as possible.

ÜPlease detach along perforated line before mailing.Ü

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x

			PROPOSAL	FOR	AGAINST	ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	o	1.	To re-elect Mr. Marek Panek to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until his successor is dully elected.	o	o	o
		2.	To re-elect Mr. Rafal Kozlowski to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until his successor is dully elected.	x	o	o
		3.	To re-elect Ms. Dafna Cohen to our Company’s Board of Directors, to hold office until our next annual general meeting of shareholders and until her successor is dully elected.	x	o	o
		4.	To approve the renewal of our directors’ and officers’ insurance policy.	x	o	o
5.

To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ended December 31, 2017, and to ratify and approve such accounting firm’s annual compensation for the year ended December 31, 2017.

				x	o	o
6.

To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of EY Global, as our independent registered public accounting firm for the year ending December 31, 2018 and until our next annual general meeting of shareholders, and to authorize our Company’s Board of Directors and/or its Audit Committee to fix such accounting firm’s annual compensation.

				x	o	o

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.